                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                  AMG OIL LTD.
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                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.00001 PER SHARE
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                         (Title of Class of Securities)

                                    001696 10
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                                 (CUSIP Number)

                                James Berns, Esq.
                                  Berns & Berns
                           1270 Avenue of the Americas
                            New York, New York 10020
                             Tel. No. (212) 332-3320
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 29, 2005
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 15 Pages)

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CUSIP NO. 001696 10                    13D                    PAGE 2 OF 15 PAGES
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

          Robert Pollock

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
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     (a) [_]
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     (b) [_]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*
          PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e) [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
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                    SOLE VOTING POWER

               7         8,600,000 shares of common stock
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                    SHARED VOTING POWER

               8         0
  NUMBER OF    -----------------------------------------------------------------
   SHARES           SOLE DISPOSITIVE POWER
BENEFICIALLY
  OWNED BY     9         8,600,000 shares of common stock
    EACH       -----------------------------------------------------------------
  REPORTING         SHARED DISPOSITIVE POWER
   PERSON
    WITH       10        0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,600,000 shares of common stock

                                        2

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     ---------------------------------------------------------------------------

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               51.80%
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14   TYPE OF REPORTING PERSON*
               IN
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ITEM 1. SECURITY AND ISSUER.

     (a)  This Statement on Schedule 13D relates to the Common Stock, par value
          $0.00001 per share (the "Shares"), of AMG Oil Ltd., a Nevada corporation (the "Company").

     (b)  The Company's principal executive offices are located at 1470-1050
          Burrard Street, Vancouver, British Columbia, V6Z 2S3 Canada.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  This Statement on Schedule 13D is being filed by Robert Pollock (the
          "Reporting Person").

     (b)  The Reporting Person's business address is 77 King Street West, Suite
          3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario M5K
          1H1 Canada

     (c)  The Reporting Person is Senior Vice President of Quest Capital. Quest
          Capital's principal focus is providing financial services, specifically providing loans to small and mid-cap companies. Quest
          Capital is located at 77 King Street West, Suite 3110, Royal Trust
          Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1 Canada.

     (d)  During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal, state, or
          Canadian securities laws or any finding of any violation with respect to such laws.

     (e)  The Reporting Person is a Canadian citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person used his personal funds for the $86,000 purchase price for the acquisition of 8,600,000 Shares.

                                        3

ITEM 4. PURPOSE OF TRANSACTION.

At the time the Reporting Person acquired 8,600,000 Shares, the Company was a
"shell company," as defined under the SEC's regulations, with nominal assets and no operations. The Reporting Person intends to have the Company obtain a business either through purchase, merger, consolidation, or other means, so that the Company would cease being a shell company. Initially, the Reporting Person anticipates concentrating his efforts, on behalf of the Company, on locating and acquiring a business, properties, or other assets, or combination thereof, in the oil and gas industry, although the Reporting Person may also have the
Company attempt to acquire a business in another area. However, there can be no assurance the Company will be able to find a suitable business to acquire, successfully negotiate the terms of any acquisition, or have the assets to complete any transaction. Because the Company is a shell company with nominal assets and no operations, it will be necessary for the Company to obtain financing (i) to pay its ongoing operating expenses (audit fees, rent, etc.) and
(ii) the costs of locating and acquiring another business. There can be no assurance the Company will be able to raise any funds for any purposes. In the event the Company is unable to raise sufficient funds, the Company will be unable to acquire any businesses and may be forced to halt all operations.

     Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

     (a)  The acquisition by any person of additional securities of the Company.
          The Reporting Person may sell some or all of his Shares to family members, friends, or business associates, at a price of $0.01 per
          Share (the same price Reporting Person paid to acquire the Shares).
          However, the Reporting Person has made no determination as to the exact number of Shares he may sell, the timing of such sales, and whether these sales will ever be made.

     (b)  Other than Reporting Person's plans to acquire another business described above, the Reporting Persons has no specific plans or proposals which would relate to or result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c)  A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d)  Any change in the present board of directors or management of the
          Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.
          However, the current members of the board of directors have agreed to resign upon a request from Reporting Person to do so.

     (e)  Any material change in the present capitalization or dividend policy of the Company;

     (f)  Any other material change in the Company's business or corporate structure;

     (g)  Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                                        4

     (h)  Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the
          Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

     The Reporting Person reserves the right from time to time to acquire or dispose of Shares, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 8,600,000 Shares, which represents approximately 51.80% of the
Company's outstanding Shares.

     (b) The Reporting Person has sole voting power to vote or to direct the vote over 8,600,000 Shares and sole power to dispose or to direct the disposition over 8,600,000 Shares.

     (c) Other than the acquisition of 8,600,000 Shares for an aggregate purchase price of $86,000 on November 29, 2005, the Reporting Person has not
engaged in any transactions in the Shares during the past sixty days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
     SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any person with respect to any of the
Company's securities, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

a. Agreement of Purchase and Sale of Stock, dated as of November 16, 2005 between Robert Pollock and Trans Orient Petroleum Ltd.

                                        5

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                  December 6, 2005

                                                  /s/ Robert Pollock
                                                  ------------------------------
                                                  Robert Pollock

                                        6

EXHIBITS

1. Agreement of Purchase and Sale of Stock, dated as of November 16, 2005 between Robert Pollock and Trans Orient Petroleum Ltd.

                                        7